SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE PLAN YEAR ENDED DECEMBER 31, 2009

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________________ to


                      COMMISSION FILE NUMBER 1-9334


               BALDWIN TECHNOLOGY PROFIT SHARING AND SAVINGS PLAN
               --------------------------------------------------
                            (Full title of the plan)

                        C/O BALDWIN AMERICAS CORPORATION
                        --------------------------------
                          2 TRAP FALLS ROAD, SUITE 402
                          ----------------------------
                               SHELTON, CT 06484
                               -----------------
                             (Address of the plan)



                        BALDWIN TECHNOLOGY COMPANY, INC.
                        --------------------------------
                          2 TRAP FALLS ROAD, SUITE 402
                          ----------------------------
                               SHELTON, CT 06484
                               -----------------
        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

               BALDWIN TECHNOLOGY PROFIT SHARING AND SAVINGS PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                        Page(s)

Report of Independent Registered Public Accounting Firm                       1

Financial Statements:
Statements of Net Assets Available for Benefits at
  December 31, 2009 and 2008                                                  2

Statement of Changes in Net Assets Available for Benefits
  For the year ended December 31, 2009                                        3

Notes to Financial Statements                                              4-15

Supplemental Schedules: *
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
(Held at End of Year) at December 31, 2009                                   16

Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent
Participant Contributions                                                    17

Signatures                                                                   18

Consent of Independent Registered Public Accounting Firm         Exhibit No. 23

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees of the
Baldwin Technology Profit Sharing and Savings Plan
Shelton, Connecticut

We have audited the accompanying statements of net assets available for benefits of Baldwin Technology Profit Sharing and Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and delinquent participant contributions as of and for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


     /s/ McGladrey & Pullen, LLP
--------------------------------
Stamford, Connecticut
June 29, 2010

               Baldwin Technology Profit Sharing and Savings Plan
                Statements of Net Assets Available for Benefits
                                                       December 31, December 31,
                                                           2009         2008
                                                       ------------ ------------

Assets:
Investments, participant directed
at fair value                                          $ 10,353,811  $ 9,250,692

Participant loans                                            71,264       88,111
                                                       ------------ ------------
                                                         10,425,075    9,338,793
                                                       ------------ ------------


Receivables:
  Employer's contributions                                    2,951       58,542
  Participants' contributions                                 9,842       13,966
                                                       ------------ ------------
  Total receivables                                          12,793       72,508
                                                       ------------ ------------

Total Assets                                             10,437,868    9,411,301


Liabilities:
Excess contribution refundable                               32,278            -
                                                       ------------ ------------


Net assets available for benefits
at fair value                                            10,405,590    9,411,301

Adjustment from fair value to
contract value for investments in
common collective trust fund
related to fully benefit-responsive
investment contracts                                         96,504      176,045
                                                       ------------ ------------

Net assets available for benefits                      $ 10,502,094  $ 9,587,346
                                                       ============ ============


   The accompanying notes are an integral part of these financial statements

               Baldwin Technology Profit Sharing and Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                                                                  Year Ended
                                                               December 31, 2009
                                                               -----------------

Contributions:
   Participants' contributions                                 $         409,455
   Employer's contributions                                               32,057
                                                               -----------------
                                                                         441,512
                                                               -----------------

 Investment income:
   Interest                                                                4,705
   Dividends                                                             167,120
   Net appreciation in fair value of investments                       1,679,979
                                                               -----------------
     Total investment income                                           1,851,804
                                                               -----------------

Deductions:
   Benefits paid to participants                                       1,377,934
   Administrative expenses                                                   634
                                                               -----------------
     Total deductions                                                  1,378,568
                                                               -----------------

     Net increase                                                        914,748

Net assets available for benefits:
     Beginning of year                                                 9,587,346
                                                               -----------------

     End of year                                               $      10,502,094
                                                               =================

   The accompanying notes are an integral part of these financial statements

                               BALDWIN TECHNOLOGY
                        PROFIT SHARING AND SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Baldwin Technology Profit Sharing and Savings Plan (the "Plan" or the "Baldwin Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended and is available to substantially all domestic employees of Baldwin Technology Company, Inc. (the "Company").

Eligibility
All full time and part time employees of the Company are eligible to participate on his/her first day of employment.

Plan  Amendment
Plan sponsors were required to amend their plans to comply with certain provisions of the Pension Protection Act of 2006 ("PPA") prior to the end of the 2009 plan year (December 31, 2009). The Baldwin Plan was amended to comply with the final provisions of the PPA on January 1, 2009. In addition to the PPA, the Plan was also amended to cover certain provisions of the Heroes Earnings Assistance and Relief Tax Act of 2008 ("HEART Act") as well as for other technical corrections, including the elimination of "gap period" earnings on distributed excess deferrals, excess contributions and excess aggregate contributions. Finally, the Plan was also amended effective January 1, 2009 to eliminate the Safe Harbor Matching Contribution and instituted an absolute Discretionary Matching Contribution, which is to be determined by the Plan sponsor.

Contributions
Each participant may elect to defer from 1% to 20% of their compensation, up to the Annual Compensation Limit as defined by the Internal Revenue Code ("IRC"), on both a tax-deferred and taxable basis into one or a combination of funds. Pursuant to the Tax Reform Act of 1986 as amended, the maximum tax-deferred contribution an employee may make for the year ended December 31, 2009 was $16,500. Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), participants age 50 and over may make an additional tax-deferred catch-up contribution of $5,500 for the year ended December 31, 2009.

Effective January 1, 2009, the Company amended its matching contribution formula from a Safe Harbor Matching Contribution to an absolute Discretionary Matching Contribution. The Company cash contributions are invested for each participant based upon the current election in effect at the time the Company contribution is made.

Upon enrollment into the Plan, a participant may direct employee contributions in 1% increments into any of sixteen investment options. Employer contributions are allocated to the investments based on the participant's investment options at the time of the employer contribution. Participant contributions are remitted each week to the trustee, whereas Employer Discretionary Matching Contributions, if any, are remitted quarterly.

Vesting
Participants will, at all times, be fully vested in the fair value of their contributions. Participants vested 100% immediately in the Company's Safe Harbor Contributions; however, participants become vested in employer Discretionary Contributions based upon their years of vesting service, as shown below:

      Full years of                                                     Percent
     Vesting Service                                                     Vested
 -----------------------                                                --------
 Less than 2 years                                                            0%
 2 but less than 3 years                                                     20%
 3 but less than 4 years                                                     40%
 4 but less than 5 years                                                     60%
 5 but less than 6 years                                                     80%
 6 or more years                                                            100%

Employees who are age 55 or older, or who become disabled or die while employed by the Company, are automatically 100% vested in the value of the Company contributions credited to their accounts regardless of their years of service.

Withdrawals  and  Distributions
Participants may withdraw after-tax contributions from their account balance while working and, in limited cases (as defined by the Plan's provisions), may withdraw before-tax contributions. Distributions from the Plan at termination of employment will be made in the form of a single lump-sum distribution consisting of the cash value of the participant's interest in the fixed income funds, mutual funds and stock funds. The amount of the distribution attributable to the participant's Baldwin Stock Fund account shall be distributed in the form of shares of the Company's Class A Common Stock. Notwithstanding the foregoing, a participant may request to receive benefits in a form other than as above and the Plan Administrator may make available an alternative form of distribution at the Plan Administrator's sole discretion.

Upon a participant's termination of employment by reason of retirement, total and permanent disability or death, the entire balance of the participant's account, as valued on the day coinciding with or following the date of the termination of employment will be paid to the participant, or in the case of death, to the participant's designated beneficiary.

Upon termination of employment for reasons other than those set forth above, if the vested balance is greater than $1,000 but less than $5,000 and the participant has not requested a distribution, the entire vested balance of the participant's account, as valued on the day coinciding with or following the date of termination of employment, shall be paid as a direct rollover to an individual retirement plan designated by the Plan Administrator. If the vested balance is greater than $5,000, the participant has the option not to receive a distribution, and therefore, distributions will not be made until requested by the participant.

Participant  Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, and are subject to applicable Department of Labor and Internal Revenue Service regulations. The loans are collateralized by the balance in the participant's account and bear interest at rates of prime plus 1%, currently ranging from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined periodically by the Plan Administrator.

Forfeitures
Upon a participant's separation from service, amounts which have not vested will be forfeited. Should a participant resume employment within 60 months of termination, the amount of such forfeiture will be restored to his or her account. Contributions and earnings thereon which have been forfeited will be available to reduce employer contributions. Accumulated forfeitures totaled $4,075 and $9,105 at December 31, 2009 and 2008, respectively. During the plan year ending December 31, 2009, the Company utilized $8,847 in accumulated forfeitures to reduce the Company contributions.


NOTE  2  -  SUMMARY  OF  ACCOUNTING  POLICIES

Basis  of  Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts in common collective trusts, as well as the adjustment for the fully benefit-responsive investment contracts in common collective trusts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts held by common collective trusts.

New  Accounting  Pronouncements
The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's official source of authoritative U.S. Generally Accepted Accounting Principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

In 2009, FASB Staff position 157-4, "Disclosure Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP)", was issued and later codified into ASC 820, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The provisions of this guidance are effective for periods ending after June 15, 2009. The adoption of this guidance did not impact the Plan's financial statement.

In September 2009, the FASB issued ASU 2009-12, "Fair Value Measurements and Disclosures (Topic 820) - Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent)". This update provides guidance on estimating the fair value of a company's investments in investment companies when the investment entity calculates net asset value per share, but does not have a readily determinable fair value. This guidance also requires additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity's ability to redeem its investments; (ii) unfunded commitments; and (iii) investment strategies of the investees. The guidance is effective for periods ending after December 15, 2009.

The FASB issued new guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and has no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision for income taxes has been included in the financial statements.

In 2009, The FASB issued ASC 855, "Subsequent Events", which establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before financial statement are issued. ASC 855 requires an entity to recognize, in financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date. See note 10 for further information on subsequent events.

New  Accounting  Standards  to  Be  Adopted
In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurement and Disclosures (ASU No. 2010-06)", which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact of ASU No. 2010-06 will have on its financial statements.

Investment  Valuation  and  Income  Recognition
Investment transactions are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized gains and losses on sales during the year and current year changes in unrealized gains or losses based on the fair value of investments held at year end.

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820, "Fair Value Measurement and Disclosures", provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

- Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

- Level 2 - Inputs to the valuation methodology include (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in inactive markets; (iii) inputs other than quoted prices that are observable for the asset or liability; (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the level 2 input must be observable for substantially the full term of the asset of liability.

- Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual Funds - Investments in publicly traded mutual funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

The Baldwin Stock Fund is a unitized fund, which invests solely in the Class A Common Stock of Baldwin Technology Company, Inc. The fund retains a certain amount of cash in order to complete a purchase or sale transaction on the same day as the request is received from a participant. Excess cash is held in a short-term money market fund within the Baldwin Stock Fund. Excess cash and cash equivalents at December 31, 2009 and 2008 amounted to $6,251 and $7,646, respectively. Investments in the Baldwin Stock Fund are classified within level 2 of the valuation hierarchy.

Common/Collective Trust - The common/collective trust account is stated at fair value ($1/share) as reported by the Plan's trustee. Units in a common/collective trust account are not traded on securities exchanges but are redeemable only by the issuer. The value of the Plan's investment in common/collective trust represents the value of the Plan's interests in the overall value of the common/collective trust and is classified within level 2 of the valuation hierarchy.

Loans to Participants - Loans to plan participants are valued at amortized cost which approximates fair value and are classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Administration
The Plan is administered by The Advisory Committee (the "Committee"), which is appointed by the Board of Directors of Baldwin Americas Corporation.

Administrative  Expenses
All administrative expenses related to the Plan, are paid by the Company except for various asset management fees, which are paid by each particular fund.

Use  of  Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefit obligations to participants
Benefits are recorded when paid. Accordingly, benefits payable to terminated employees are not deducted in arriving at net assets available for benefits.

Risks  and  Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. During the years ended December 31, 2009 and 2008, the fair value of investments appreciated (depreciated) by $1,679,979 and ($4,034,564), respectively, due to market volatility related to economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the statement of net assets available for benefit.

NOTE  3  -  FAIR  VALUE  MEASUREMENTS

See "Investment Valuation" in Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan's investments. Below are the Plan's financial instruments carried at fair value on a recurring basis, by the fair value hierarchy levels described in Note 2.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

                                                      Assets at Fair Value as of December 31, 2009

                                                      Level 1      Level 2     Level 3            Total
                                                      -------      -------     -------            -----
MFS Total Return Fund/Common Stock & Bonds          $  956,278  $        -     $     -        $  956,278
MFS Massachusetts Investors Trust / Common Stock     1,386,893           -           -         1,386,893
MFS Emerging Growth Fund / Common Stock              1,317,431           -           -         1,317,431
MFS Global Equity Fund / Equities                    1,182,595           -           -         1,182,595
PIMCO Total Return Fund / Bonds                      1,046,996           -           -         1,046,996
Van Kampen Strategic Growth Fund / Common Stock        661,372           -           -           661,372
MFS Mid-Cap Growth Fund / Common Stock                 424,136           -           -           424,136
Munder Index 500 Fund / Common Stock                    88,799           -           -            88,799
Neuberger Berman Genesis Advisor Fund/Common
 Stock                                                 701,473           -           -           701,473
Van Kampen Common Stock Fund / Common Stock            283,105           -           -           283,105
Conservative Allocation Fund / Common Stock             57,105           -           -            57,105
Moderate Allocation Fund / Common Stock                202,972           -           -           202,972
Growth Allocation Fund / Common Stock                   54,287           -           -            54,287
Aggressive Growth Allocation Fund / Common Stock        27,536           -           -            27,536
Institutional Fixed Fund / Collective Investment
 Trust                                                       -   1,818,708           -         1,818,708
Baldwin Stock Fund / Common Stock                            -     144,125           -           144,125
Participant loans                                            -           -      71,264            71,264
                                                    ----------  ----------     -------       -----------
      Total assets at fair value                    $8,390,978  $1,962,833     $71,264       $10,425,075
                                                    ==========  ==========     =======       ===========

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008

                                                       Assets at Fair Value as of December 31, 2008

                                                     Level 1        Level 2        Level 3          Total
                                                     -------        -------        -------          -----
MFS Total Return Fund/Common Stock & Bonds         $  915,953    $        -        $     -      $  915,953
MFS Massachusetts Investors Trust / Common Stock    1,317,490             -              -       1,317,490
MFS Emerging Growth Fund / Common Stock             1,094,123             -              -       1,094,123
MFS Global Equity Fund / Equities                     973,794             -              -         973,794
PIMCO Total Return Fund / Bonds                       870,539             -              -         870,539
Van Kampen Strategic Growth Fund / Common Stock       267,937             -              -         267,937
MFS Mid-Cap Growth Fund / Common Stock                295,284             -              -         295,284
Munder Index 500 Fund / Common Stock                   71,260             -              -          71,260
Neuberger Berman Genesis Advisor Fund/Common
 Stock                                                583,303             -              -         583,303
Van Kampen Common Stock Fund / Common Stock           241,501             -              -         241,501
Conservative Allocation Fund / Common Stock            64,984             -              -          64,984
Moderate Allocation Fund / Common Stock               145,424             -              -         145,424
Growth Allocation Fund / Common Stock                  37,958             -              -          37,958
Aggressive Growth Allocation Fund / Common Stock       39,182             -              -          39,182
Institutional Fixed Fund / Collective Investment
 Trust                                                      -     2,136,499              -       2,136,499
Baldwin Stock Fund / Common Stock                           -       195,451              -         195,451
Participant loans                                           -             -         88,111          88,111
                                                   ----------    ----------        -------      ----------
      Total Assets at fair value                   $6,918,732    $2,331,950        $88,111      $9,338,793
                                                   ==========    ==========        =======      ==========

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009.

                                 Level 3 Assets
                          Year Ended December 31, 2009
                                                               Participant Loans
                                                               -----------------

Balance, beginning of year                                               $88,111

Loan repayments                                                           29,951

Loan disbursements                                                      (46,798)
                                                               -----------------

Balance, end of year                                                     $71,264
                                                               =================

NOTE 4 - FAIR VALUE OF INVESTMENTS IN CERTAIN ENTITIES THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVALENT)

The following table sets forth additional disclosures of Plan's investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2009:

                                     Fair     Unfunded  Redemption  Redemption
           Investment               Value    Commitment Frequency  Notice Period
--------------------------------- ---------- ---------- ---------- -------------

MFS Institutional Fixed Fund (a)  $1,818,708     $0       Daily        None

Baldwin Stock Fund (b)             $144,125      $0       Daily        None

(a) see Note 5
(b) see Note 2

NOTE 5 - COMMON/COLLECTIVE TRUSTS

The plan invests in the MFS Institutional Fixed Fund which is a stable value fund that is a common collective trust.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

In accordance with ASC 962 "Plan Accounting - Defined Contribution Pension Plans" (formerly FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans), the stable value fund is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

All investment contracts and fixed income securities purchased for the pools must satisfy the credit quality standards of MFS and the Plan. The average yields for the MFS Institutional Fixed Fund are as follows:

                                                                     2009  2008
                                                                    ------ -----

Based on annualized earnings (1)                                    3.49%  3.42%

Based on interest rate credited to participants (2)                 1.93%  2.83%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Massachusetts Financial Services ("MFS") which is an affiliate of Sun Life Retirement Services, Inc. ("Sun Life"). Sun Life is the administrative services provider and record keeper, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to MFS during the year ended December 31, 2009 were $634. In addition, the Company pays certain costs on behalf of the Plan.

At December 31, 2009 and 2008, the Plan held 106,072 and 109,189 shares, respectively, of the Baldwin Technology Company, Inc. Class A Common Stock with a fair value of $137,874 and $187,805, respectively.


NOTE 7 - INVESTMENTS

The following investments represented 5 percent or more of the Plan's net assets at either December 31, 2009 or 2008:

                                                               December 31,
                                                               ------------
Investments, at fair value:                                     2009       2008
                                                                ----       ----
MFS Institutional Fixed Fund                              $1,818,708 $2,136,499
MFS Total Return Fund                                        956,278    915,953
MFS Massachusetts Investors Trust                          1,386,893  1,317,490
MFS Emerging Growth Fund                                   1,317,431  1,094,123
MFS Global Equity Fund                                     1,182,595    973,794
Neuberger Berman Genesis Advisor Fund                        701,473    583,303
Van Kampen Strategic Growth Fund                             661,372    267,937*
Pimco Total Return Fund                                    1,046,996    870,539

* Represents less than 5% of net assets available for plan benefits as of this date

During the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought, sold as well as held during the year) appreciated in value by $1,679,979 as follows:

                                                                   Year Ended
                                                              December 31, 2009
                                                              -----------------
Mutual Funds                                                       $ 1,722,829
Baldwin Stock Fund                                                     (42,850)
                                                              -----------------
                                                                   $ 1,679,979
                                                              =================

NOTE 8 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

NOTE 9 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Committee reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts, no new funds will be contributed and the Plan's assets will be administered and distributed.

NOTE  10  -  SUBSEQUENT  EVENT

The Plan has evaluated subsequent events though the date the financial statements were issued.

NOTE  11  -  RECONCILIATION  BETWEEN  FINACIAL  STATEMENTS  AND  FORM  5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 follows for the respective years ended December 31st

                                                          2009          2008
                                                      ------------  ------------
Net assets available for benefits per
financial statements                                  $ 10,502,094  $ 9,587,346

Adjustment between fair value and
contract value related to fully benefit-
responsive investment contracts held by
common collective trust funds                             (96,504)     (176,045)
                                                      ------------- ------------

Net assets available for benefits per
Form 5500                                             $ 10,405,590  $ 9,411,301
                                                      ============= ============

A reconciliation of net investment income per the financial statements for the year ended December 31, 2009 to Form 5500 follows:

Net investment income per the
financial statements                                               $  1,851,804

Adjustment between fair value and
contract value related to fully benefit-
responsive investment contracts held by
common collective trust funds                                            79,541
                                                                   -------------

Net investment income per Form 5500                                $  1,931,345
                                                                   =============

BALDWIN TECHNOLOGY
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2009
--------------------------------------------------------------------------------

              Identity Of Issue/
          Description Of Investment                               Current Value
          -------------------------                               -------------


*MFS Institutional Fixed Fund / Collective Investment Trust         $ 1,818,708
*MFS Total Return Fund / Common Stock & Bonds                           956,278
*MFS Massachusetts Investors Trust / Common Stock                     1,386,893
*MFS Emerging Growth Fund / Common Stock                              1,317,431
*MFS Global Equity Fund / Equities                                    1,182,595
 PIMCO Total Return Fund / Bonds                                      1,046,996
 Van Kampen Strategic Growth Fund / Common Stock                        661,372
*Baldwin Stock Fund / Common Stock                                      144,125
*MFS Mid-Cap Growth Fund / Common Stock                                 424,136
 Munder Index 500 Fund / Common Stock                                    88,799
 Neuberger Berman Genesis Advisor Fund / Common Stock                   701,473
 Van Kampen Common Stock Fund / Common Stock                            283,105
 Conservative Allocation Fund / Common Stock                             57,105
 Moderate Allocation Fund / Common Stock                                202,972
 Growth Allocation Fund / Common Stock                                   54,287
 Aggressive Growth Allocation Fund / Common Stock                        27,536
*Participant loans (interest rates ranging from 4.25% to 9.25%)          71,264
                                                                    -----------

 Total Assets (Held at End of Year)                                 $10,425,075
                                                                    ===========


*These represent party-in-interest investments.

Note: Cost omitted for participant-directed investments

BALDWIN TECHNOLOGY
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AT DECEMBER 31, 2009
------------------------------------------------------------------------------------------

                                                     Contributions        Total fully
                                   Contributions        pending         corrected under
               Contributions not     corrected       correction in          VFCP and
  Plan Year         corrected      outside of VFCP        VFCP            PTE 2002-51
-------------- ------------------ ---------------- ------------------ --------------------

      2009 (a)                  -         $214,542                  -                    -

 Participant contributions transferred late into
  the plan                                                   $214,542
 Total that constitute prohibited non-exempt
  transactions                                               $214,542

(a) 2009 transactions will be corrected in 2010


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




Baldwin Technology Profit Sharing and Savings Plan
June 29, 2010




       /s/ John D. Lawlor
  ---------------------------
  John D. Lawlor, Plan Administrator
  Baldwin Americas Corporation